U. S. Securities and Exchange Commission
                             Washington, D. C. 20549


                          AMENDMENT NO. 1 TO FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934






                                 BAD TOYS, INC.
                 (Name of Small Business Issuer in its charter)


            Nevada                                            33-0677545
-------------------------------                         ----------------------
(State or other jurisdiction of                            (I.R.S.  Employer
incorporation or organization)                          Identification Number)






                   2344 Woodridge Avenue, Kingsport, TN 37664
                  --------------------------------------------
                    (Address of principal executive offices)

                                  423-247-9560
                           ---------------------------
                           (Issuer's Telephone Number)





          Securities to be registered under Section 12(b) of the Act:


      Title of each class                       Name of each exchange on which
      to be so registered                       each class is to be registered

             None


          Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $0.01 par value
                         -------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                            Page

Preliminary Statement ....................................................    1

Description of Business...................................................    1
         Business Development ............................................    1
         Business of the Company .........................................    1
                  The Manufacture for Sale of Motorcycles
                           from Component Parts ..........................    1
                  The Customizing and Motorcycle Servicing
                           Operation .....................................    3
                  Special Orders of Premium Accessories, Parts,
                           Customizing Items and Apparel Related
                           to Harley-Davidson Motorcycles ................    3
                  Rebuilding Used Harleys for Resale .....................    3
                  Distribution Methods ...................................    4
                  Advertising ............................................    4
                  Competition ............................................    5
                  Supplies ...............................................    6
                  Dependence on Major Customers ..........................    6
                  Patents, Trademarks and Licenses .......................    6
                  Government Approval and Regulations ....................    6
                  Year 2000 Computer Problems ............................    6
                  Research and Development ...............................    7
                  Cost of Compliance with Environmental Laws .............    7
                  Employees ..............................................    7

Management's Plan of Operation ...........................................    7
         Operations and Financing of the Company Since
                  Inception in 1995 ......................................    7
                  Plans for the Next Twelve Months .......................    8
                  Going Concern Issue ....................................    9
                  Loans by Barrick Properties ............................    9
                  Costs of Filing Periodic Reports .......................    9

Properties ...............................................................   10

Security Ownership of Certain Beneficial Owners and
         Management ......................................................   11
         Changes in Control ..............................................   12

Directors, Executive Officers and Control Persons ........................   12

Executive Compensation ...................................................   13

Certain Relationships and Related Transactions ...........................   13

Description of Securities ................................................   14
         Common Stock ....................................................   14
                  Voting Rights ..........................................   14

                  Dividend Rights ........................................   14
                  Liquidation Rights .....................................   14
                  Preemptive Rights ......................................   14
                  Registrar and Transfer Agents ..........................   14
                  Dissenters' Rights .....................................   14

Market for Common Stock and Related Stockholder Matters ..................   15
         Holders .........................................................   15
         Dividends .......................................................   15

Legal Proceedings ........................................................   15

Recent Sales of Unregistered Securities ..................................   15

Indemnification of Directors and Officers ................................   17

Financial Statements .....................................................   19

                              PRELIMINARY STATEMENT

     Bad Toys, Inc. (the "Company") is filing this registration statement on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934. It is seeking approval by NASD Regulation, Inc. of an application filed by a market maker to commence making a market in the Company's Common Stock on the OTC Bulletin Board. A recent rule change requires that all companies who seek such approval must file periodic financial reports with governmental authorities such as the Securities and Exchange Commission. The effectiveness of this registration statement on April 23, 1999 subjects the Company to the periodic reporting requirements imposed by Section 15(d) of the Securities Exchange Act.

                             DESCRIPTION OF BUSINESS

Business Development

     Bad Toys, Inc. (the "Company") was incorporated on April 21, 1995 in the State of Nevada. Our initial operations were conducted in southern California but were moved to Kingsport, Tennessee in 1996. We first had revenues from operations in March, 1998.

Business of the Company

     The Company

     o manufactures for sale Harley-Davidson-type motorcycles from component parts,

     o maintains a customizing and motorcycle servicing operation,

     o special orders premium accessories, parts, customizing items and apparel related to Harley-Davidson motorcycles, and

     o        proposes to rebuild used Harleys for resale.

     The Manufacture for Sale of Motorcycles from Component Parts.
     -------------------------------------------------------------

     We devoted the majority of our efforts from the Company's inception in April 1995 until early 1999 to the design and development of a distinctive Harley-Davidson-type motorcycle. The motorcycle is named the "Phoenix" model. We build it from component parts available from motorcycle parts suppliers. We have three "Phoenix" models on hand for display and for selling purposes.

     In motorcycle circles, the Phoenix is known as a custom-manufactured, V-Twin, HD-type motorcycle. It is said to be a "V-Twin," because it has a two-cylinder, four-stroke motorcycle engine with the cylinders set at a 45-degree angle to each other. It is said to be an "HD-type" because of its resemblance to the motorcycles manufactured by Harley-Davidson. It is custom manufactured, because Bad Toys, Inc. will build many features of it to a customer's order.

     The "Phoenix" was first shown to the public on our Internet home page - www.badtoysinc.com - in early 1999. In April 1999 we showed the "Phoenix" to motorcycle dealers and enthusiasts at a motorcycle show in Laughlin, Nevada. Five dealers at the show indicated their interest in establishing dealerships for the "Phoenix" motorcycle. Our directors are now determining what requirements we will impose on our dealers, and negotiations with these five firms will occur soon. Some 70 individuals at the show indicated their interest in purchasing a Phoenix motorcycle. We are in the process of following up on these indications of interest in an effort to consummate sales.

     We offer to manufacture, to customers' orders, V-Twin, HD-type motorcycles from component parts in five basic styles:

     o         Traditional-classic, the full fenders model Harley-
               Davidson made famous,

     o Pro Street, a lowered frame with wide tires, short fender and a low back fender,

     o Outlaw Low Riders, with narrow forks and stubby fenders,

     o Tour Glide package, with foot rests rather than foot pegs, saddlebags with windshield option, and

     o Street Custom conversion, with wide tires and short fenders.

     We are quite able and equipped to build custom-manufactured motorcycles in our shop in Kingsport, Tennessee. The frames and most of the parts are in inventory to build four motorcycles. We will require up-front, partial payments from customers to finance our purchase of custom parts not in inventory.

     Our choice of sparsely populated Kingsport, Tennessee for our first location was beneficial only in providing us a two-year, low-overhead environment for completing the design and development of the Phoenix motorcycle. We face the material risk that, unless we can open a second location in a major metropolitan area, our product will be too highly priced for the majority of motorcycle buyers in the area where we now operate.

     The Customizing and Motorcycle Servicing Operation.
     --------------------------------------------------

     Most motorcycle owners "customize" their bikes to a certain extent. We cater to this market by stocking bolt-on upgrades such as billet grips, foot pegs, mirrors, chrome bolts and "custom" seats. We provide immediate installation of the bolt-on conversions.

     We commenced servicing motorcycles in 1998. As soon as this facet of our business should increase, we will attempt to revolutionize the motorcycle service business by providing a quick turnaround in an industry known for its "leave it today, pick it up next month" approach to motorcycle repair. Subject to the availability of repair business, we will operate our service department seven days a week, twenty-four hours a day.

     Special Orders of Premium Accessories, Parts, Customizing Items and Apparel
     ---------------------------------------------------------------------------
Related to Harley-Davidson Motorcycles.
--------------------------------------

     We commenced taking special orders in 1998.

     The fixed displays in our showroom premiere the high markup, bolt-on, premium custom items in bullet aluminum or chrome. The product lines we maintain as an authorized dealer include Pro One, Bay Area Custom, Arlen Ness and Performance Machine, and others.

     We believe we have the only customer self-service station that includes all available catalogs and parts books. We plan to soon add a user-friendly computer terminal and screen through which our customers can easily locate a desired part and print a purchase order.

     Rebuilding Used Harleys for Resale.
     ----------------------------------

     We have not yet commenced this part of our business plan the purchase of used motorcycles and rebuilding them for resale. Subject to the availability of funds - the source of which we are not aware - we propose to acquire and recondition used Harley-Davidson motorcycles for resale. All resale bikes would be placed into a like-new condition. This would include

     o    new tires, paint and chrome,

     o    polished aluminum and,

     o    excellent running condition.

     We expect this activity will commence in 2000. It will require a constant advertising campaign for used motorcycles conducted in trade magazines and in high-circulation magazines for Harley-Davidson riders. We do not now have funds available to allocate to the purchase of used bikes; the opening of a second shop and store in Phoenix, Arizona is our primary focus and is more critical to our business turning profitable than buying used bikes and reconditioning them for resale.

     The reconditioning of used bikes is financially consistent, however, with our desire to provide around-the-clock repair service. Mechanics not repairing customers' motorcycles on same-day service can be reconditioning used motorcycles on no time schedule - and still be available for the drop-in customer with a repair job to be done. We forecast that the planned second facility in Phoenix, Arizona will provide the volume of repair business to justify the inauguration of buying and reconditioning used Harley-Davidson motorcycles.

     Distribution Methods
     --------------------

     We have commenced marketing our custom manufactured, V-Twin, HD-type motorcycles on a national basis. Our Phoenix bikes are featured now on our Internet home page (badtoysinc.com). We presently sell premium accessories, parts, customizing items and apparel through our Kingsport, Tennessee, retail outlet. We project revenue increases to come from expansion to locations in additional cities and from sales through catalogs we propose to distribute nationally commencing the Fall of 1999. Our Phoenix-model motorcycle is now featured in the Atlas Pro Magnum catalog. Subject to the availability of capital, we propose to open nine additional stores during the next 60 months.

     Advertising. We propose to develop an advertising program consisting of:
     -----------

           1.    Newsletters:  monthly or quarterly
           2.    Direct mail - motorcycle listings
           3.    Cycle magazines
           4.    Nontraditional magazines
           5.    Internet home page

     The newsletter will highlight new product introductions, repair or maintenance subjects, after-market product evaluations, local and major national events and periodic Company-advertised specials. We will commence this low-cost program in late 1999.

     Direct mail advertising will initially consist of an annual mailing of a high-quality brochure. The brochure will market our custom-built motorcycle program, our mail order catalog program and the availability of refurbished or new motorcycles for sale. By specific request we will add an addressee to our newsletter mailing list. Subject to the availability of funds, this program will be launched in late 1999.

     Subject to the availability of funds, our monthly advertising program will be advertisements in high-circulation magazines for Harley-Davidson riders, magazines such as American Iron, Hot Bike, etc. We plan one-half to full-page, two-color ads for custom manufacture and catalog sales.

     Subject to the availability of funds, Bad Toys plans to commence a non-traditional advertising program in magazines such as Newsweek, Time, Sports Illustrated, and the New Yorker. The demographics for Harley-Davidson riders now span every social economic group from truck drivers to company presidents, doctors, lawyers and accountants. Upper-middle class to the wealthy now comprise the largest group of Harley riders.

     The Internet home page is already a reality.

     Competition
     -----------

     Licensed Harley-Davidson dealerships generally offer for sale only new, manufactured HD motorcycles. Dealerships generally do not maintain significant inventories of used or custom-built motorcycles for resale to the riding public. Individuals account for the majority of used motorcycle sales with the remainder being provided by small, under-capitalized, sole-proprietor motorcycle shops. Titan has commenced to use some of these shops as a distribution network for its motorcycles, but Titan does not compete at Harley-Davidson prices.

     The provision of special construction, custom-built motorcycles, HD type, as we propose to do, is an emerging market. Arlen Ness, Ultra, CMC and Titan earlier entered this market, have name recognition and dominate this market today. This market segment has long been treated as an ancillary business and not as a primary focus. There are currently few companies that are manufacturing custom-built motorcycles for inventory for sale. Bad Toys proposes to maintain a ten to fifteen, custom-built-motorcycle inventory at each location in addition to our ground-up, custom-built, customer-selected program.

     Repair service is the most neglected segment in the motorcycle business. Dealers provide the most significant competition in this arena, as they are adequately capitalized, maintain a significant number of service bays, and have large inventories of parts. Dealerships typically have the negative attributes of limited hours for access - 8 am to 5 pm, closed Sundays - and no concept of quick service turnaround. In essence, the traditional queuing system is the foundation for all repair service; i.e., if the customer needs a three-hour seal replacement, he can leave the bike for a month. Small shops exhibit the same characteristics as the large dealerships, but service turnaround is further exaggerated by limited inventories and no capital. In many instances the small shop has to collect the money from the customer in advance to purchase the necessary replacement parts; this, of course, extends the service turnaround time.

     Supplies
     --------

     We obtain our supplies from after-market Harley-Davidson suppliers and other manufacturers of motorcycle parts, such as Pro One, Bay Area Custom, J. Brake, Arlen Ness and Performance Machine. These supplies are readily available. Although we are authorized dealers of all the above-named suppliers and many others, we are still required to pay cash for most large motorcycle parts.

     Dependence on Major Customers
     -----------------------------

     We are not dependent on any major customers.

     Patents, Trademarks and Licenses
     --------------------------------

     We have filed applications in the U.S. to register "Bad Toys," "Phoenix," and BT(and) Design as trademarks and service marks. We are not a licensed Harley Davidson dealer, as we do not sell new Harley-Davidson motorcycles.

     Government Approval and Regulations
     -----------------------------------

     We need no U.S. Department of Transportation approval to build special construction motorcycles that are custom-made to a customer's order, to rebuild motorcycles or to assemble a motorcycle from component parts that are available in the open market. Our business is subject to no government regulations other than those of OSHA, regulating safety in the workplace, and those of EPA, regulating the disposal of oil, grease, tires, batteries and the prevention of pollution.

     Year 2000 Computer Problems.
     ---------------------------

     We have determined that we do not face material costs, problems or uncertainties about the year 2000 computer problem. This problem affects many companies and organizations and stems from the fact that many existing computer programs use only two digits to identify a year in the date field and do not consider the impact of the year 2000. We are newly organized, presently use off-the-shelf and easily replaceable software programs, and have yet to devise our own software programs.

     We have been advised by our parts suppliers that they are Year 2000 compliant. Should they not be and should difficulties arise in ordering parts from suppliers, we should still be able to obtain all needed parts from other, larger motorcycle dealers who would have the parts in inventory.

     Research and Development
     ------------------------

     We have expended no funds during the last two years on research and development.

     Cost of Compliance with Environmental Laws
     ------------------------------------------

     The expense of complying with environmental regulations is of minimal consequence. The compliance consists of the proper disposal of oil, tires and batteries. We put all used oil in 55- gallon drums and transport them by truck to a Johnson City, Tennessee firm that cleans the oil for reuse. We take used tires to a nearby landfill. Old batteries are disposed of by the suppliers of new batteries.

     Employees
     ---------

     We employ five persons, four persons full time and one person part time.

                         MANAGEMENT'S PLAN OF OPERATION

Operations and Financing of the Company Since Inception in 1995.
---------------------------------------------------------------

     From the inception of the Company in California in April 1995 until its move to Tennessee in December 1996, we concentrated our efforts on developing a prototype motorcycle and seeking business partners. These activities were financed by cash contributions for equity made by Larry N. Lunan, our president and a director of the Company, by personal services for equity performed by various friends of Mr. Lunan, and by a $5,000 loan provided by Barrick Properties, LLC of Phoenix, Arizona, a company under the control of David W. Barrick, who recently became a director of the Company.

     During 1997 we continued work on developing a prototype motorcycle, obtained a rental facility, renovated the rental facility, and became dealers for several suppliers of motorcycle parts. We had no sales or employees during 1997. All work on the prototype motorcycle, on renovating the rental facility, and on administrative matters was performed by independent contractors, Mr. Lunan and his wife, Susan H. Lunan. The needed cash was provided by loans to the Company made by Mr. and Mrs. Lunan and by Barrick Properties, LLC.

     In 1998 we hired our first two employees, opened our supplies and parts retail outlet at our facility in Kingsport, Tennessee, and continued almost to completion the development of our prototype "Phoenix" motorcycle. We financed our activities in 1998 through additional loans to the Company made by Mr. and Mrs. Lunan (approximately $138,000), Barrick Properties, LLC ($30,000), and friends of the Lunans (approximately $24,500), by bank loans secured by vehicles ($11,000) and by the sale of common stock of the Company (approximately $85,500) in a public offering exempt from registration with the Securities and Exchange Commission pursuant to Regulation D, Rule 504 of the Commission.

     During the first quarter of 1999 we completed work on our Phoenix motorcycle and showed it to motorcycle enthusiasts at a motorcycle show in Laughlin, Nevada. We have three Phoenix motorcycles for sale and four frames in inventory on which custom models can be built. Additional capital of approximately $50,000 will be needed to complete these seven custom-built motorcycles. We propose to finance such additional costs through front-end partial payments by customers and through bank loans, secured by contracts receivable and, if necessary, additional loans to the Company by the Lunans and by Barrick Properties, LLC.

     Plans for the Next Twelve Months.
     --------------------------------

     The Company's plan of operation for the next twelve months is to expand our operations in Kingsport, Tennessee and to open a second facility from which to conduct our business in Phoenix, Arizona. To execute this plan of expansion we will require additional capital of at least $250,000 but, preferably, as much as $500,000. We have not identified a source of this capital but propose to conduct additional private placements with friends and, if feasible, a public offering later in the year.

     The lessor of our Kingsport facility has agreed to add an additional 3,000 square feet to the facility during 1999. The lessor will bear all the costs of this expansion but will charge additional rent once the expanded space is in use.

     A shareholder, David Barrick of Phoenix, Arizona (Barrick Properties, LLC), has advanced funds to the Company for working capital and offers to continue to advance working capital funds, as needed, during 1999.

     We plan, subject to the availability of capital, to add approximately $50,000 in inventory to the present approximately $140,000 in inventory in order to offer a complete line of equipment, helmets and soft goods. We also plan to add approximately $30,000 in plant equipment (benches, lifts, a milling machine and a drill press) in order to eliminate the present practice of subcontracting all our machine work.

     Our plans to open a second facility in Phoenix, Arizona are subject to the availability of additional capital. We plan for the facility $50,000 in shop equipment and, depending upon available capital, between $50,000 and $300,000 in inventory.

     We believe our Tennessee facility will cash flow positively by June 1999 and that the planned Phoenix facility, if built, will cash flow positively within 90 days after opening for business.

     Should the above plans be realized, we would add approximately fifteen employees to our payroll.

     Going Concern Issue.
     -------------------

     Until we are able to raise capital for expansion, we will continue business in our single facility in Tennessee. Should our present Tennessee facility not commence to cash flow positively, the Company will remain dependent upon loans to be provided by Barrick Properties, LLC or Barrick Properties, Inc. and the Lunans. A failure to achieve positive cash flow by the end of 1999 could be fatal to the Company. We have no expectation that Barrick Properties will continue to provide working capital past 1999, and the ability of the Lunans to provide additional capital - other than the contribution of their personal services - is quite limited.

     Loans by Barrick Properties.
     ---------------------------

     Loans to the Company by Barrick Properties are made from time to time, as needed for working capital. The loans are usually short-term loans for periods of several months to a year. Loans of $8,000 made in 1996 and 1997, however, are not due until September 30, 2000. Interest rates on the loans vary from ten percent to 10.5 percent. Barrick Properties has the right to convert the principal amounts of the loans to common stock of the Company at a conversion price equal to the lower of $1.25 or one-half the lowest offering price of the Common Stock should the Company conduct a private placement or public offering of its Common Stock before the loans are repaid. Because of a public offering conducted by the Company at $1.00 a share, Barrick Properties can convert its loans to Common Stock of the Company at a price of $0.50 a share. Presently outstanding indebtedness to Barrick Properties is approximately $60,000. Barrick Properties, which is under the control of a director of the Company, Mr. David
W. Barrick, has indicated that it will continue to provide funds on these terms for working capital as needed during 1999.

     Costs of Filing Periodic Reports.
     --------------------------------

     The filing of this Form 10-SB registration statement subjects the Company to certain requirements of the Exchange Act of 1934. These requirements include the filing of an annual report on the Company's business, which must include audited financial statements; quarterly reports, which must include unaudited interim financial statements; and periodic reports of certain material events of which investors should be made aware. Legal and accounting expertise are required to prepare these reports. The Company's president was a certified public accountant and prepares unaudited financial statements for the Company. The Company's attorney, Thomas J. Kenan of Oklahoma City, Oklahoma, has agreed to perform future legal work for the Company for stock in the Company should cash funds not be available to pay for his legal services. The annual auditor's services must be paid for in cash. Should cash not be available to pay for these auditor's services, the Company will have to borrow these needed funds from the Lunans, Barrick Property, or other sources not yet identified or needed.

                                   PROPERTIES

     The Company leases a retail and manufacturing operation at a single facility in a specially designed 3,000-square-foot retail and service building. The retail facility is at 2046 West Stone Drive, Kingsport, Tennessee 37660.

     The facility is in a high traffic area with approximately 15,000 vehicles passing by a day. The facility is easily accessible by freeway and should draw customers from a 150-mile radius with a population of 3,000,000 people. The property has ample parking and an outside area for weekend events and motorcycle display.

     The forward area of the showroom is for the display of company custom-built and rebuilt Harleys for sale.

     The facility showroom, when stocked with inventory, will emphasize permanently affixed displays of products with secured inventory storage compartments. This should provide an efficient use of display space, increased security, efficient showroom stocking maintenance and enhanced inventory control.

     The showroom will be organized to allow for variation in location of displays to accommodate customer traffic flow within the store and to heighten interest.

     The warehouse area of the facility has adequate space to stock and store quantities of all items on display in the showroom in addition to numerous other mechanical parts and items not displayed which are in daily demand.

     The service and assembly area is large enough to house a staff of mechanics and service personnel and is capable of accommodating the custom building and rebuilding of motorcycles.

     The lease on the facility expires in September 2002.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The table below sets forth, as of December 31, 1998, the number of shares of Common Stock of the Company beneficially owned by each officer and director of the Company, individually and as a group, and by each person known to the Company to be the beneficial owner of more than five percent of the Common Stock.

                                                     Number of
                                                     Shares of
         Name and Address                           Common Stock         Percent
         -----------------                         -------------         -------
         Larry N. Lunan                             4,221,350(1)          79.6
         2344 Woodridge Avenue
         Kingsport, TN   37664

         Susan H. Lunan                             3,435,125(2)          63.6
         2344 Woodridge Avenue
         Kingsport, TN   37664

         Roger A. Warren                               40,000              0.8
         17130 Redhill Avenue
         Irvine, CA 92714

         David W. Barrick(3)                          287,500              5.4
         4336 East Beck Lane
         Phoenix, AZ 85032

         Monte W. Barrick(3)                          287,500              5.4
         1518 East Rosemont Drive
         Phoenix, AZ 85024

         Officers and Directors                     4,548,850             85.8
         as a group (3 persons)
         -------------------------

         (1) Includes 3,435,125 shares owned of record by Susan H. Lunan, Mr. Lunan's spouse.

         (2)      These shares are also attributed to Mrs. Lunan's spouse, Larry
                  N. Lunan, but Mr. Lunan disavows any beneficial interest in the shares.

         (3) David W. Barrick and his son, Monte W. Barrick, are each attributed the shares held of record by Barrick Properties, LLC, a company affiliated with them.

Changes in Control

         There are no arrangements which may result in a change in control of the Company.

                DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

         The Company's directors, officers and significant employees occupying executive officer positions, their ages as of January 10, 1999, the directors' terms of office and the period each director has served are set forth in the following table:

                                                                         Director's
                                                           Director         Term
      Person                Positions and Offices           Since         Expires
---------------------       ----------------------         --------      ----------
Larry N. Lunan, 58          President, CEO and               1998           1999
                            Chairman of the Board
                            of Directors

Roger A. Warren, 34         Vice President, CFO,             1995           1999
                            Secretary and Director

David W. Barrick, 52        Director                         1999           1999

     LARRY N. LUNAN. Mr. Lunan founded Bad Toys, Inc. in March 1995 and had been involved in its formation since July 1994. Mr. Lunan has been an active hobbyist since the mid-1950s. Mr. Lunan received a certified public accountant certificate in 1968 and was an accountant with Haskins & Sells from 1967 to 1971. From 1971 to 1975 Mr. Lunan was a controller and vice president of finance for Itel Leasing Corporation. From 1975 until 1982 he was vice president of finance for Arcata Book Group, a subsidiary of Arcata Corporation. From 1982 until July 1994 he was self-employed as a business and financial consultant.
During this period he was active in development-stage companies and capital formation. The most successful of these enterprises was Callaway Golf, which is currently traded on the New York Stock Exchange. Mr. Lunan served as president, CEO and chairman of the board of a Nevada corporation mining company, Seahawk, Inc., which filed a voluntary chapter 11 petition in 1995 and was subsequently liquidated. Mr. Lunan founded and served from 1982 until 1994 as president of Fors Capital Corporation, a business consulting firm.

     ROGER A. WARREN. Mr. Warren is a C.P.A. for Stafford & Warren, a C.P.A. firm specializing in small, start-up, and development-stage companies. Client industries served include manufacturing enterprises, real estate, professional service corporations, mining operations, and environmental clean-up. Mr. Warren was an accountant with Arthur Young & Co. from 1986 to 1990 and received a certified public accounting certificate in 1990. He then practiced accountancy as a sole proprietor from

1990 until 1998, when he combined his practice with Stafford & Associates to form Stafford and Warren.

     DAVID W. BARRICK. Mr. Barrick is currently CEO and vice president of Barrick Properties, LLC and Barrick Properties, Inc., respectively. The companies are based in Phoenix, Arizona, and are closely held (family owned) investment holding companies. Mr. Barrick has operated the Barrick Properties companies since 1976. The companies either have been and/or are currently involved in banking and financial, mining, ranching, cattle and feedlot operations, real estate (commercial and residential), equine (breeding and racing), retail (western clothier and tack), manufacturing (aluminum trailers), distribution (farm implement), automotive services, retail food and gas outlets, auto dealerships, oil and gas (drilling, production and leasing), hotel casino properties (operations and real estate), food and liquor service, and wholesale distribution (food and drug).

                             EXECUTIVE COMPENSATION

     Set forth below is the aggregate compensation during fiscal years 1996, 1997 and 1998 of the chief executive officer of the Company. During the period, no executive officer of the Company received compensation that exceeded $100,000.

                                   Fiscal           Annual          Compensation
              Name                  Year            Salary             Bonus
         ---------------           ------          --------         ------------
         Larry N. Lunan,            1998           $50,000             $35,000
         President
                                    1997           $27,000                     -

                                    1996           $27,000                     -

     During the last three fiscal years, no executive officer of the Company has been granted stock options or stock appreciation rights and no executive officer, other than its president, Larry N. Lunan, has been granted stock in exchange for services. The Company has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one fiscal year.

     Directors of the Company receive no compensation for their services as directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There were no transactions during the last two fiscal years, and there are no proposed transactions, that involve amounts in excess of $60,000 to which the Company was or is to be a party in which any director, executive officer, beneficial owner of more than five percent of the Company's Common Stock, or members of their immediate families had, or is to have, a direct or indirect material interest, other than the following:

     David W. Barrick of Phoenix, Arizona is a director of the Company. During the last two years, a company under his control, Barrick Properties, LLC, has loaned an aggregate of $38,094 to the Company, for working capital, at an annual interest rate of 10.5 percent. The loans are convertible into common Stock of the Company at a conversion price of $.50. Interest payments on the notes were paid in the amount of $551 on December 30, 1997 and $1,525 on December 1, 1998.

     Barrick Properties has made a continuing offer to advance needed working capital to the Company during 1999 on the same terms.

                            DESCRIPTION OF SECURITIES

     The Company is authorized to issue ten million shares of Common Stock ($0.01 par value). The presently outstanding shares of Common Stock are fully paid and nonassessable.

Common Stock

     Voting Rights. Holders of shares of Common Stock have one vote a share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the board of directors can elect all members of the board of directors.

     Dividend Rights. Holders of record of shares of Common Stock receive dividends when and if declared by the board of directors out of funds of the Company legally available therefor.

     Liquidation Rights. Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock receive pro rata all of the assets of the Company available for distribution to shareholders after distributions are made to the holders of the Company's Preferred Stock.

     Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

     Registrar and Transfer Agent. The Company's registrar and transfer agent is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, Reno, Nevada 87501.

     Dissenters' Rights. Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's Certificate of Incorporation.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     There is no public trading market for the Company's Common Stock. We have applied for OTC Bulletin Board quotation rights, and we expect our Common Stock to be quoted by April 1999.

     On December 31, 1998 there were 5,3550,000 shares of Common Stock outstanding. An additional 1,107,520 shares of Common Stock are subject to outstanding options to purchase, or securities convertible into, such shares of stock.

     On December 31, 1998, some 1,042,625 shares of our outstanding shares of Common Stock could be sold pursuant to Rule 144 under the Securities Act of 1933.

     During the period from September 14, 1998 through the day prior to the effective date of this Form 10-SB, we offered 1,000,000 shares of our Common
Stock to the public in several states pursuant to the exemption from registration provided by Regulation D, Rule 504 of the Securities and Exchange Commission. As of January 31, 1999, 99,930 of these shares had been sold.

Holders

     As of January 31, 1999 there were approximately 74 holders of record of our Common Stock.

Dividends

     We have paid no dividends to our stockholders and do not plan to pay dividends on our Common Stock in the foreseeable future. We currently intend to retain any earnings to finance future growth.

                                LEGAL PROCEEDINGS

     Neither  the  Company  nor our  property  is a party to any  pending  legal
proceeding  or  any  known   proceeding   that  a   governmental   authority  is
contemplating.



                     RECENT SALES OF UNREGISTERED SECURITIES

     During the period from January 1, 1996 through March 13, 1998 the Company sold 310,400 shares of our Common Stock in an offering exempt from registration pursuant to the provisions of Regulation D, Rule 506 of the Securities and Exchange Commission. No underwriters were used to effect the sales. All sales were made in exchange for services rendered to the Company, except that one sale was made in exchange for prepaid rent of the Company's leased facilities. The names of the persons who exchanged their services or prepaid rent for shares of stock, the dates the shares were exchanged for services or prepaid rent, the number of shares issued and the value of the shares on the dates of the exchanges are set forth below:

                                                  No. of                           Nature of
                                                  Shares            Value of     Consideration
              Person               Date           Issued             Shares     Paid for Shares
      -----------------------    --------         -------           --------    ---------------
      Barrick Properties, LLC    05-31-96          37,500            $ 7,500          (1)

      Wesley Culbertson          05-31-96          10,000              2,000          (2)

      Stanley Carlson            12-31-96           1,000                200          (3)

      Frank Eckles               12-31-96           1,000                200          (3)

      Donald M. Harper           12-31-96          20,000              4,000          (4)

      Clinton L. and Sheila K.
         Hubbard                 12-31-96           4,000                800          (5)

      Susan H. Lunan             12-31-96           1,500                300          (6)

      Mario W. Mainero, Inc.     12-31-96          10,000              2,000          (5)

      Gary C. and Andrea W.
         Andes                   12-31-97          62,400             31,200          (7)

      Susan H. Lunan             12-31-97          90,000             45,000          (6)

      Larry Lunan                03-13-98          10,000              5,000          (6)

      Steve Snyder               03-13-98          54,000             27,000          (3)
      -------------------------

     (1) Business consulting and additional compensation for lending money to the Company.

     (2) Design and development work on the Company's "Phoenix" prototype motorcycle.

     (3) Introductions to people in the motorcycle business as possible business partners or joint venture partners.

     (4) Investigated markets in the north-central U.S. for possible locations locations of outlets.

     (5)   Legal work.

     (6)   Administrative work.

     (7)   Five years' prepaid rent on the Company's facility in Tennessee.

     All of the above persons had a preexisting relationship with the Company and our president, Larry N. Lunan. Some of the persons are employees of the Company. Susan H. Lunan is the spouse of Larry N. Lunan. The Andes are the lessors of our facilities. Barrick Properties, LLC is under the ownership and control of David Barrick, a director and a longtime friend of Larry N. Lunan and the lender of some of the working capital of the Company. Mr. Barrick's outstanding loans to the Company are convertible, at his option, into Common Stock of the Company at a conversion price of $.50 a share.

     All of the above persons are sophisticated investors within the meaning of the Commission's Rule 506(b)(2)(ii). Only Barrick Properties, LLC and Larry Lunan, president of the Company, are "accredited investors" within the meaning of Rule 501 of Regulation D.

     During 1997 and 1998 Larry and Susan Lunan loaned $178,082 to the Company and Barrick Properties, LLC loaned $38,094 to the Company. The Lunan loans mature on September 30, 2000 and accrue interest at 10.5 percent a year. The Barrick Properties loans mature at various times during 1999 and 2000, bear interest at rates from ten percent to 10.5 percent a year and are convertible into Common Stock of the Company at $0.50 a share.

     During the period from September 14, 1998 until the day before the effective date of this Form 10-SB, the Company conducted a public offering of shares of its Common Stock at $1.00 a share pursuant to the exemption from registration provided by Regulation D, Rule 504. Some 105,930 of the offered shares were sold. The offering was made only in states where no state registration of the securities was required.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Nevada corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Nevada law provides that they shall be indemnified against reasonable expenses, including attorney fees. A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation. Indemnification and payment of expenses provided by Nevada law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a Nevada corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. As a result of such corporation law, the Company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS

There appears below the following financial statements of the Company:

Independent accountant's report ........................................   22

Balance Sheets for the Years Ended
         December 31, 1998 and December 31, 1997 .......................   23

Statements of Income and Retained Earnings
         for the Years Ended December 31, 1998
         and December 31, 1997 .........................................   24

Statements of Cash Flows for the Years Ended
         December 31, 1997 and December 31, 1998 .......................   25

Statements of Changes in Stockholders' Equity
         for the Years Ending in December 31, 1998 and
         December 31, 1997 .............................................   27

Notes to Financial Statements, December 31, 1998
         and December 31, 1997 .........................................   28

                                    Todd Nims
                           Certified Public Accountant
                          7900 East Greenway, Suite 102
                            Scottsdale, Arizona 85260
                                 (602) 922-9293

To the Board of Directors
Bad Toys, Inc.
Kingsport, Tennessee

I have audited the accompanying balance sheets of Bad Toys, Inc., (a development stage company) as of December 31,1998 and December 31, 1997, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bad Toys, Inc. as of December 31, 1998 and December 31, 1997, and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note H to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note H. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Todd Nims, C.P.A.
February 7, 1999

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                                 Balance Sheets
                      December 31, 1998 & December 31, 1997

Assets                                                 12/31/98        12/31/97
------                                                ----------      ----------
Cash & Cash Equivalents                               $   1,757             476

Accounts Receivable                                       1,097               0

Inventory (Note B)                                      180,160          79,950

Prepaid Expenses                                         23,543          29,850
                                                       ---------      ----------

                      Total Current Assets              206,557         110,276
                                                       ---------      ----------

Property, Plant & Equipment,
         net of accumulated
         depreciation (Note C)                           70,954          26,958

Organization Costs, net of
         accumulated amortization                        27,146          43,634
Syndication Costs                                        14,400          13,300

Utility Deposits                                            280             280
                                                       ---------      ----------

                      Total Assets                      319,337         194,448
                                                       =========      ==========

Liabilities & Shareholders' Equity
----------------------------------
Accounts Payable & Accrued Liabilities                   57,499           9,644
Current Portion of Long Term Debt                         8,459               0
                                                       ---------      ----------
                      Total Current Liabilities          65,958           9,644
                                                       ---------      ----------

Notes Payable - Long Term                                26,994               0
Notes Payable - Shareholders (Note F)                   216,176          78,213
                                                       ---------      ----------
                      Total Liabilities                 309,128          87,857
                                                       ---------      ----------

Common Stock                                             53,550          52,360
Additional Paid in Capital                              249,332         164,840
Deficit Accumulated During the
         Development Stage                             (292,673)       (110,609)
                                                       ---------      ----------
Total Liabilities & Shareholders' Equity                319,337         194,448
                                                       =========      ==========

            See accountant's report and notes to financial statements

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                    Statements of Income & Retained Earnings
                      December 31, 1998 & December 31, 1997


                                                       12/31/98        12/31/97
                                                      ----------      ----------
Sales                                                    77,451               -

Cost of Sales                                            80,885               -
                                                      ----------      ----------
                               Gross Profit              (3,434)              -
                                                      ----------      ----------

General & Administrative Expenses                       158,371          42,681
                                                      ----------      ----------
Income (Loss) from operations before
         interest expense                              (161,805)        (42,681)
                                                      ----------      ----------

Interest Expense                                         20,259             551

                                                      ----------      ----------
                               Net (Loss)              (182,064)        (43,232)
                                                      ----------      ----------

Beginning Retained Earnings\
         (Accumulated Deficit)                         (110,609)        (67,377)
                                                       ---------      ----------
Ending Retained Earnings\
         (Accumulated Deficit)                         (292,673)       (110,609)
                                                       =========      ==========

Net Earnings/(Loss) Per Common Share                       (.03)       (    .01)
                                                       ---------      ----------















            See accountant's report and notes to financial statements

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                      December 31, 1998 & December 31, 1997

                                                          12/31/98        12/31/97
Cash flow from operating activities:                    ------------      ---------
         Cash received from customers                   $    76,354              0
         Cash paid to suppliers and employees              (220,835)       (20,673)
         Interest paid                                      (18,851)          (551)
         Other Operating Disbursements                      (50,489)             0
         Depreciation & Amortization                          6,543              0
                                                        ------------      ---------
  Net cash provided (used)
         by operating activities                           (207,278)       (20,122)

Cash flow from investing activities:
         Cash payments for the purchase
                  of property                               (50,539)             0
                                                        ------------      ---------
  Net cash provided (used)
         by investing activities                            (50,539)             0

Cash flow from financing activities:
         Proceeds from issuance of
                  long-term debt                             59,886          3,789
         Proceeds from equipment loans                       17,126              0
         Proceeds From Additional Paid
                  in Capital                                 84,492         16,700
         Proceeds From Shareholder Debt                     216,176              0
         Proceeds From Issuance of Common Stock               1,190              0
                                                        ------------     ----------
  Net cash provided (used) by financing
         activities                                         259,098         20,489
                                                        ------------     ----------
Net increase (decrease) in cash
         and equivalents                                      1,281            367

Cash and equivalents, beginning of year                         476            109
                                                        ------------     ----------

Cash and equivalents, end of year                       $     1,757      $     476
                                                        ============     ==========

Supplemental disclosures of cash
         flow information:
Cash paid during year for:
Interest expense                                                873              0



            See accountant's report and notes to financial statements

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                      December 31, 1998 & December 31, 1997

                                                        12/31/98          12/31/97
                                                       ----------        ----------
Reconciliation of net income to net cash
         provided by operating activities
Net Income\(Loss)                                      $(182,065)        $ (43,232)
                                                       ----------        ----------
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and amortization                           23,032            16,488
  (Increase) decrease in accounts
         receivable                                       (1,097)                0
  (Increase) decrease in subscriptions
         receivable                                            0            41,000
  (Increase) decrease in prepaid expenses                  6,307           (29,850)
  (Increase) decrease in inventories                    (100,210)          (28,987)
  (Increase) decrease in fixed assets                          0            25,502
  (Increase) decrease in syndication costs                     0              (800)
  Increase (decrease) in accounts payable                 27,801              (263)
  Increase (decrease) in accrued liabilities              18,646                 0
  Increase (decrease) in interest payable                  1,408                20
  (Increase) decrease in other assets                     (1,100)                0
                                                       ----------        ----------
  Total Adjustments                                      (25,213)           23,110
                                                       ----------        ----------
Net cash provided (used) by
         operating activities                          $(207,278)        $ (20,122)
                                                       ==========        ==========


















           See accountant's report and notes to financial statements

                                 Bad Toys, Inc.
                  Statement of Changes in Stockholders' Equity
                  For the Years Ending December 31, 1998 & 1997

                                                   Additional
                                      Common        Paid In            Retained
                                      Stock         Capital            Earnings
                                      ------       ---------          ---------
Balance, December 31, 1996            50,836        90,164             (67,377)

Issuance of 152,400 shares
         of Common Stock               1,524        74,676

Net Loss                                                               (43,232)
                                      ------       -------            ---------

Balance, December 31, 1997            52,360       164,840            (110,609)

Issuance of 119,000 shares
         of Common Stock               1,190        84,492

Net Loss                                                              (182,064)
                                      ------       -------            ---------

Balance, December 31, 1998            53,550       249,332            (292,673)
                                      ======       =======            =========

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      December 31, 1998 & December 31, 1997

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Bad Toys, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

                              Nature of Operations
                              --------------------

The Company was organized and incorporated on April 21, 1995 and began business on April 1, 1998. The company operates a custom motorcycle manufacturing and service facility in Kingsport, TN. The Company offers retail parts and product sales as well as motorcycle service to its customers seven days a week. Although principally located in Kingsport, TN, the Company's customers are located primarily throughout the United States.

                                   Inventories
                                   -----------

The Company's inventories are stated at the lower of standard cost (which approximates average cost) or market.

                             Property and Equipment
                             ----------------------

Property and equipment are carried at cost. For financial statement and federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided using rates based on the following useful lives:

                                                       Years
                                                     --------
                  Machinery and equipment              3 - 10
                  Furniture and fixtures               3 - 10
                  Leasehold improvements              20 - 30

Depreciation expense for the year ended December 31, 1998 is $6,544.

                               Organization Costs
                               ------------------

Costs of organizing the Company are recorded as organization costs and amortized over five years on a straight-line basis.

                          Concentrations of Credit Risk
                          -----------------------------

The Company is engaged in the manufacture and servicing of highly custom motorcycles. The sales revenues are primarily derived from an area encompassing a two hundred mile radius of Kingsport Tennessee. The company performs credit evaluations of customers in the rare cases where credit is granted, and generally requires no collateral from its customers.

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      December 31, 1998 & December 31, 1997

NOTE B - INVENTORIES

Inventories consisted of the following:

                                 Dec. 31, 1998     Dec. 31, 1997
                                 -------------     -------------
  Work in Process                  $ 82,862           $63,731
  Finished goods                     97,298            16,219
                                     ------            ------
                                   $180,160           $79,950


Inventories are stated at the lower of standard cost (which approximates average cost) or market. The Company's current inventory levels are an accumulation of motorcycle parts surrounding the production models. Inventory obsolescence and pilferage is adjusted to cost of sales in the period incurred. Work in process consists of partially manufactured motorcycle models. Finished goods consist of completed motorcycle models and saleable motorcycle parts, suitable for a variety of Harley-Davidson-type motorcycles. Parts within finished goods are either directly saleable to the public or used in the manufacturing of the Company's production units.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

                            Dec. 31, 1998     Dec. 31, 1997
                            -------------     -------------
Vehicles                        $20,328          $    -
Equipment                        10,042            2,140
Furniture and Fixtures            2,082            1,203
Leasehold Improvements           45,045           23,615
                                 77,497           26,958
Less accumulated depreciation  (  6,543)         (   -  )
                                -------           ------
                                $70,954          $26,958

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      December 31, 1998 & December 31, 1997

NOTE D - LONG-TERM DEBT

Long-term debt consists of the following:


                                                Dec. 31, 1998     Dec. 31, 1997
                                                -------------     -------------
Bank note payable $629.04 per month plus
  interest accrued at 9.75%, secured by vehicle.   $   5,425                 -
Bank note payable $285.60 per month plus
  interest accrued at 9.5%, secured by vehicle.        5,503                 -
Unsecured Notes payable to individuals,
  corporations,  and limited liability companies,
  with interest at 10-10.5%, due at renewal cycle,
  or at payoff dates ranging from 6-18 months,
  convertible to common stock under varying terms
  ranging from $1.25 to 1/2 of the weighted
  average issuance price of all shares issued.        24,525                  -

Unsecured  Notes  payable to  stockholders
  due Sept.  30, 2000 with interest at 10.5%,
  convertible  to common stock under varying terms
  ranging from $1.25 to 1/2 of the weighted
  average issuance price of all shares issued.       216,176             78,213
                                                    --------            -------
                                                     251,629             78,213
Less current portion                                  (8,459)          (   -   )
                                                    --------            -------

Long-term Debt                                      $243,170            $78,213
                                                    ========            =======


Maturities of long-term debt are as follows:

                                    Year Ending
                                    December 31,              Amount
                                            1999             $  8,459
                                            2000              243,170
                                                             --------
                                                             $251,629
                                                             ========

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      December 31, 1998 & December 31, 1997

NOTE E - INCOME TAXES

                          Operating Loss Carry-forwards

The Company has loss carry-forwards totaling $144,154 that may be offset against future taxable income. If not used, the carry-forwards will expire as follows:

                                              Operating
                                               Losses
                                              --------
                  Year 11                     $    849
                  Year 12                       15,001
                  Year 13                       43,093
                  Year 14                       85,211
                                               -------
                                              $144,154
                                              ========

NOTE F - RELATED PARTY TRANSACTIONS

The following transactions occurred between the Company and affiliated entities:

1. Notes payable to related parties as of December 31, 1998 and December 31, 1997, consisted of the following:

                                                       12-31-98         12-31-97
                                                       --------         --------
     Notes payable to Larry and Susan Lunan
     due September 30, 2000 with interest
     at 10.5%.                                         $178,082         $ 70,213

     Notes payable to Barrick Properties, LLC
     with interest at 10 to 10.5%, with
     annual renewal options.                             38,094            8,000
                                                       --------         --------

                                                       $216,176         $ 78,213
                                                       ========         ========



2. The Company leases its facilities from a minority stockholder as described in Note G below.

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      December 31,1998 & December 31, 1997

NOTE G - LEASING ARRANGEMENTS

The Company conducts its operations from facilities that are leased under a five-year non-cancelable operating lease expiring in September, 2002. There is no option to renew the lease. The lessor of the facility is a stockholder of the Company. Lessor has received shares of stock as prepaid rent for the term of the lease. Monthly rent is $1,420, which includes monthly-prepaid rent expensed of $520.

The following is a schedule of future minimum rental payments required under the above operating lease (excluding prepaid rent expensed) as of December 31, 1998:

                             Year Ending
                             December 31,                         Amount
                             ------------                        --------
                             1999                                $10,800
                             2000                                 10,800
                             2001                                 10,800
                             2002                                  8,100
                                                                 --------
                                                                 $40,500

Rental expense for the nine months ended December 31, 1998 and the year ended December 31, 1997 were $ 20,040 and $ 8,680, respectively.

NOTE H - OPERATING AND CASH FLOW DEFICITS

The Company has experienced significant adversity during the development stage of its existence. As a result, the Company has a cumulative operating deficit of $290,192, and current liabilities, including the current portion of long term debt, exceeds cash and current receivables by $71,551 at December 31, 1998. Management is anticipating a large capital inflow from a planned initial public offering scheduled for April 1999. While the proposed capital injection as well as potential conversions of long term debt to common stock, do project to improve the Company's working capital position, there can be no assurance that the Company will be successful in accomplishing its objectives.

                                    EXHIBITS

Index to Exhibits

         Exhibit No.                                   Description

                  3          -       Articles of Incorporation of Bad Toys,
                                     Inc.*

                  3.1        -       Bylaws of Bad Toys, Inc.*

                  4          -       Convertible promissory note dated January
                                     5, 1999 issued by the Company to Barrick
                                     Properties, LLC, which note is
                                     representative of other convertible
                                     promissory notes issued by the Company.*

                  10         -       Kingsport, Tennessee facility lease
                                     between the Company and Gary C. and
                                     Andrea W. Andes*

                  10.1       -       Stock Option Plan*

         *Previously filed with Form 10-SB; incorporated herein.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 BAD TOYS, INC.



Date:  May 7, 1999               By /s/ Larry N. Lunan
                                   ---------------------------------
                                   Larry N. Lunan, President



Date:  May 7, 1999               /s/ Roger A. Warren
                                 -----------------------------------
                                 Roger A. Warren, Chief Financial
                                 Officer, Vice President and Director



Date:  May 7, 1999               /s/ Larry N. Lunan
                                 -----------------------------------
                                 Larry N. Lunan, President and Director



Date:  May 7, 1999               /s/ David W. Barrick
                                 -----------------------------------
                                 David W. Barrick, Director